UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                  SCHEDULE 13D

                        Under the Securities Act of 1934
                                (Amendment No. )*


                            OMNI Rail Products, Inc.
                            ------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                    68212J117
                                    ---------
                                 (CUSIP Number)

                              Richard A. Kreitzberg
                              Joanna B. Kreitzberg
                            3332 El Dorado Loop, S.
                               Salem Oregon 97032
                               ------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                       April 30, 1997 - November 29, 1999
                       ----------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  68212J117

1.  Name of Reporting Person
    Social Security or I. R.S. Identification No. of above Person

    Richard A. Kreitzberg

2.  Check the Appropriate Box If a Member of a Group
                                                                     | | A
                                                                     | | B
3.  Sec Use Only

4.  Source of Funds*

    PF

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) |_|

6.  Citizenship or Place of Organization

    United States


 Number of        7.  Sole Voting Power
  Shares
Beneficially
 Owned by
   Each           8.  Shared Voting Power
Reporting
  Person              910,129 (see Item 5)
   With
                  9.  Sole Dispositive Power



                  10.  Shared Dispositive Power

                       910,129 (see Item 5)


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     910,129

12.  Check If the Aggregate Amount in Row (11) Excludes Certain Shares*   |_|

     See Item 5.

13.  Percent of Class Represented by Amount in Row (11)

     38.7%

14.  Type of Reporting Person*

     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATUREATTESTATION

CUSIP No.  68212J117

1.  Name of Reporting Person
    Social Security or I. R.S. Identification No. of above Person

    Joanna B. Kreitzberg

2.  Check the Appropriate Box If a Member of a Group
                                                                     | | A
                                                                     | | B
3.  Sec Use Only

4.  Source of Funds*

    PF

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) |_|

6.  Citizenship or Place of Organization

    United States


 Number of        7.  Sole Voting Power
  Shares
Beneficially
 Owned by
   Each           8.  Shared Voting Power
Reporting
  Person              910,129 (see Item 5)
   With
                  9.  Sole Dispositive Power



                  10.  Shared Dispositive Power

                       910,129 (see Item 5)


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     910,129

12.  Check If the Aggregate Amount in Row (11) Excludes Certain Shares*   |_|

     See Item 5.

13.  Percent of Class Represented by Amount in Row (11)

     38.7%

14.  Type of Reporting Person*

     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

Item 1. Security and Issuer

     This statement relates to shares of common stock, $.01 par value, of OMNI Rail Products, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 975 S.E. Sandy Boulevard, Portland, Oregon 97214.

Item 2. Identity and Background

     (a) The names of the persons filing this statement are Richard A. Kreitzberg and Mr. Kreitzberg's wife, Joanna B. Kreitzberg, and this statement is filed on behalf of both of them.

     (b) Mr. and Mrs. Kreitzberg's residence address is 3332 El Dorado, Loop S., Salem, Oregon 97302.

     (c) Mr. Kreitzberg is retired and is not currently engaged in any occupation; Mrs. Kreitzberg is a housewife and is not currently engaged in any occupation.

     (d) During the past five years, Mr. and Mrs. Kreitzberg have not been convicted in any criminal proceeding.

     (e) During the past five years, Mr. and Mrs. Kreitzberg have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. and Mrs. Kreitzberg are citizens of the United States.

Item 3. Source and Amount of Funds or Other Considerations

     Mr. and Mrs. Kreitzberg used their personal funds to acquire the Company's shares of common stock.

Item 4. Purpose of Transaction.

     All transactions for the purchase and sale of the common stock of the Company by Mr. and Mrs. Kreitzberg were conducted for investment purposes in the ordinary course of business and not for the purpose of gaining control of the Company. Except as set forth above, Mr. and Mrs. Kreitzberg do not have any plans or proposals that relate to (i) any extraordinary corporate transaction,
(ii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the present Board of Directors or management of the Company, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Company's business or corporate structure; (vi) any changes in the Company's charter, bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition or control of the Company by any person,
(vii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to by authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(viii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (xi) any other material changes in the operation, management, structure, or financial condition of the Company. Mr. and Mrs. Kreitzberg intend to continue to conduct investment activities related to the securities of the Company in the ordinary course of business.

Item 5. Interest in Securities of the Issuer.

     (a) Mr. and Mrs. Kreitzberg are the beneficial owners in the aggregate of 910,129 shares of the common stock of the Company, representing in the aggregate
38.7 percent of such class. Mr. Kreitzberg is the record owner of 884,576 of such 910,129 shares of the common stock of the Company (651,139 of which he has the right to acquire). Mrs. Kreitzberg is the record owner of 25,553 of such 910,129 shares of the common stock of the Company. Each of Mr. and Mrs. Kreitzberg's disclaim ownership of the other's shares of common stock of the Company.

     (b) See subparagraph (a) of this Item 5.

     (c) Mr. Kreitzberg acquired from another shareholder of the Company on November 29, 1999, options to purchase 33,334 shares of common stock. The Company had previously granted these options to such other shareholder. On that same date, Mr. Kreitzberg transferred one-half of those options (options to purchase 16,667 shares of the Company's common stock) to another shareholder of the Company. See Item 6.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contract, Arrangement, Understandings or Relationships with respect to Securities of the Issuer.

     Mr. Kreitzberg is a party to certain contracts with respect to the Company's securities. First, on January 22, 1999, Mr. Kreitzberg loaned the Company the amount of $122,580. To evidence such loan, the Company executed and delivered to Mr. Kreitzberg an 8% Secured Convertible Subordinated Note, a Subordinated Security Agreement, and a Registration Rights Agreement. Pursuant to the 8% Secured Convertible Subordinated Note, Mr. Kreitzberg may at any time convert all or any part of the principal balance owing under such note into a maximum of 634,472 shares of the Company's common stock. Second, on November 29, 1999, Mr. Kreitzberg, on one hand, and Steven F. Rosendahl, Jim Steuer, and Dynasty Capital Corporation (the "Dynasty Parties"), on the other hand, entered into a Purchase and Release Agreement, whereby Mr. Kreitzberg acquired, among other things, the interest of the Dynasty Parties in and to certain derivative securities of the Company (including options to purchase up to 33,334 shares of the Company's common stock at $3.00 per share). In connection with such agreement, Messrs. Kreitzberg and Rosendahl entered into a separate Assignment by the terms of which Mr. Rosendahl assigned his interest in the options to purchase 33,334 shares. Third, Mr. Kreitzberg transferred one-half of the assets he purchased under the Purchase and Release Agreement from the Dynasty Parties, including the options to purchase 16,667 of such 33,334 shares, to William E. Cook, a shareholder, director, and executive officer of the Company. In connection with such agreement, Messrs. Kreitzberg and Cook entered into an Assignment of CMDI Options by the terms of which Mr. Kreitzberg assigned his interest in the options to purchase 16,667 of such 33,334 options.

Item 7. Material to be filed as Exhibits.

     1. Joint Acquisition Statement.

     2. 8% Secured convertible Subordinated Note - previously filed as Exhibit
10.16 to the Quarterly Report for the quarter ended January 31, 1999, filed with the Securities and Exchange commission ("SEC") on March 17, 1999, and incorporated herein by reference.

     3. Subordinated Security Agreement - previously filed as Exhibit 10.19 to the Quarterly Report for the quarter ended January 31, 1999, filed with the SEC on March 17, 1999, and incorporated herein by reference.

     4. Registration Rights Agreement - previously filed as Exhibit 10.18 to the quarterly Report for the quarter ended January 31, 1999, filed with the SEC on March 17, 1999, and incorporated herein by reference.

     5. Purchase and Release Agreement among Richard A. Kreitzberg, Steven F. Rosendahl, Jim Steuer, and Dynasty Capital Corporation dated November 29, 1999.

     6. Assignment between Richard A. Kreitzberg and Steven F. Rosendahl dated November 29, 1999.

     7. Assignment between Richard A. Kreitzberg and William E. Cook dated November 29, 1999.

     8. Assignment of CMDI Options between Richard A. Kreitzberg and William E. Cook dated November 29, 1999.


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            /s/ Richard A. Kreitzberg
                                            -------------------------
                                            By: Richard A. Kreitzberg
Dated: February 3, 2000


                                           /s/ Joanna B. Kreitzberg
                                           ------------------------
                                           Joanna B. Kreitzberg


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is singed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                 EXHIBIT INDEX

EXHIBIT    DESCRIPTION

1.        Joint Acquisition Statement.

2.        8% Secured convertible Subordinated Note - previously filed as Exhibit
          10.16 to the Quarterly Report for the quarter ended January 31, 1999, filed with the Securities and Exchange commission ("SEC") on March 17, 1999, and incorporated herein by reference.

3. Subordinated Security Agreement - previously filed as Exhibit 10.19 to the Quarterly Report for the quarter ended January 31, 1999, filed with the SEC on March 17, 1999, and incorporated herein by reference.

4. Registration Rights Agreement - previously filed as Exhibit 10.18 to the quarterly Report for the quarter ended January 31, 1999, filed with the SEC on March 17, 1999, and incorporated herein by reference.

5.        Purchase and Release Agreement among Richard A. Kreitzberg, Steven F.
          Rosendahl, Jim Steuer, and Dynasty Capital Corporation dated November 29, 1999.

6. Assignment between Richard A. Kreitzberg and Steven F. Rosendahl dated November 29, 1999.

7. Assignment between Richard A. Kreitzberg and William E. Cook dated November 29, 1999.

8.        Assignment of CMDI Options between Richard A. Kreitzberg and William
          E. Cook dated November 29, 1999.